

05043469



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-28148

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/1/2004 (MM/DD/YY) AND ENDING 5/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hoefer & Arnett, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Market St., Suite 1800
(No. and Street)

San Francisco (City) CA (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bob Arnett (415) 362-7111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shipp, William, Weldon
(Name – *if individual, state last, first, middle name*)

1964 Mountain Blvd. Suite 199 (Address) Oakland (City) CA (State) (Zip Code)

PROCESSED
AUG 04 2005
THOMSON FINANCIAL

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bob Arnett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hoefer & Arnett, Inc., as of May 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chairman
Title



ELIZABETH ANN JUSON
Commission # 1342683
Notary Public - California
San Francisco County
My Comm. Expires Feb 8, 2006

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLIAM WELDON SHIPP
CERTIFIED PUBLIC ACCOUNTANT

DALLAS YOUNG BUILDING
1964 MOUNTAIN BOULEVARD, SUITE 199
OAKLAND, CA 94611
(510) 339-8955

Independent Auditor's Report - Revised

Board of Directors
Hoefer and Arnett, Inc.

I have audited the accompanying statement of financial condition of Hoefer and Arnett, Inc. as of May 31, 2005, and the related statement of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hoefer and Arnett, Inc. as of May 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I-IV is presented for the basic financial statements but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William Weldon Shipp

William Weldon Shipp

July 27, 2005

HOEFER & ARNETT, INC.
STATEMENT OF FINANCIAL CONDITION
May 31, 2005

Assets	
Cash	$ 107,805
Accounts receivable	411,805
Commissions receivable	191,328
Receivable from clearing organization	1,518,165
Inventory of securities, at market (Note 1)	624,163
Prepaid expenses and deposits	381,653
Furniture, equipment & leasehold Improvements at cost $801,416 Net of accumulated Amortization & Depreciation of $320,102 (Note 1)	481,314
Total Assets	$ 3,716,233
Liabilities	
Accounts payable	$923,869
401k plan payable (Note 5)	130,900
Securities sold, not purchased, At market (Note 1)	1,441
Income taxes payable (Notes 1 & 4)	64,751
Liability Subordinated to Claims Of General Creditors (Note 6)	720,000
Total Liabilities	$ 1,840,961
Stockholders' Equity	
Common Stock, no par value: Authorized 100,000 shares, Issued 2558 shares	$ 1,075,311
Retained Earnings	799,961
Total Stockholders' Equity	$ 1,875,272
Total Liabilities and Stockholders' Equity	$ 3,716,233

The accompanying notes are an integral part of these financial statements.

HOEFER & ARNETT, INC.
STATEMENT OF INCOME
For Year Ended May 31, 2005

Revenues	
Commission income	$ 6,220,322
Financial consulting	2,519,847
Investment banking	3,198,065
Fixed Income Revenue	2,489,345
Investment & trading income	481,035
Underwriting fees	112,605
Dividends & Interest	104,912
Mutual funds	106,460
Other	83,178
Total Revenues	$ 15,315,769
Expenses	
Employee compensation	$ 7,412,684
Payroll taxes	413,547
Employee benefits	2,589,448
Securities clearance	593,673
Interest Expense	72,034
Regulatory fees & expenses	255,348
Occupancy expenses (Note 2)	870,581
Depreciation (Note 1)	109,655
Communication expenses	1,483,558
Travel & Entertainment	758,276
Promotional expenses	221,698
Professional services	474,878
Miscellaneous	24,662
Other expense – bad debts	<3,593>
– conversion cost	<11,526>
Total Expenses	$15,264,923
Income <loss> before income taxes	$ 50,846
Income taxes (Note 4)	$ 25,733
Net Income <loss>	$ 25,113
Earnings per share	$ 9.82

The accompanying notes are an integral part of these financial statements.

HOEFER & ARNETT, INC.
STATEMENT OF CASH FLOWS
For Year Ended May 31, 2005

Cash flows from operating activities:		
Net Income <loss> (see Footnote) *	$ 25,113	
Add (Deduct) to reconcile net income to net cash increase		
Depreciation expense	$ 109,655	
Accounts receivable increase	<79,750>	
Commissions receivable decrease	178,207	
Receivables from clearing org. decrease	1,257,220	
Inventory of securities increase	<79,640>	
Prepaid expenses & other decrease	59,357	
Accounts payable decrease	<1,723,636>	
401k profit sharing payable increase	8,240	
Securities sold, not purchased decrease	<2,419>	
Income taxes payable increase	18,020	
Net Cash inflows from Operating activities		$ <229,633>
Cash flows from investing activities:		
Cash outflows:		
Computer Equipment purchase	$<176,332>	
Furniture Purchased	<72,250>	
Leasehold Improvements	<24,185>	
Net cash outflow from investing Activities		$ < 272,767>
Cash flow from financing activities:		
Cash inflows:		
Common stock sold	$ 546,233	
	$ 546,233	
Cash outflows:		
Common stock redeemed	$<115,706>	
Liability subordinated paid	<160,000>	
	$<275,706>	
Net cash inflows from financing activities		$ 270,527
Net increase (decrease) in cash during year		$ <231,873>
Cash balance Beginning of Year		$ 339,678
Cash balance End of Year		$ 107,805

*Includes income taxes paid $ 0 and interest paid $72,031.

The accompanying notes are an integral part of these financial statements.

HOEFER & ARNETT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

May 31, 2005

	Common Stock	Retained Earnings	Stockholders' Equity
Balance May 31, 2004	$ 644,784	$ 774,848	$ 1,419,632
Common Stock Sold	546,233		546,233
Common Stock Redeemed	<115,706>		<115,706>
Net Income <loss>		25,113	25,113
Balance May 31, 2005	$ 1,075,311	$ 799,961	$ 1,875,272

The accompanying notes are an integral part of these financial statements.

HOEFER & ARNETT, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
May 31, 2005

Balance May 31, 2004	$880,000
Decrease	160,000
Balance May 31, 2005	$720,000

The accompanying notes are an integral part of these financial statements.

HOEFER & ARNETT, INC.
NOTES TO FINANCIAL STATEMENTS
May 31, 2005

Note 1 Summary of Significant Accounting Policies

Hoefer & Arnett, Inc., a securities broker-dealer, was incorporated in the State of California June 9, 1982, and became a member of the NASD November 3, 1982. The company is licensed in forty-nine states and the District of Columbia.

Securities transactions are reflected in these financial statements as of the trade date for principal transactions and agency transactions. Commission income and expense is recorded in these financial statements as of the trade date also.

Trading and investment securities are valued at market value. Securities not readily marketable are valued at fair value determined by the board of directors. The resulting difference between fair value and market value, is included in income.

Hoefer & Arnett receive financial consulting income to cover the cost of certain salaried personnel and other expenses that it provides for the related party.

Depreciation of office furniture and equipment is provided on a straight line basis using an estimated useful life of three and five years. Amortization of leasehold improvements is provided on a straight line basis over the lease life of five years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 Operating Lease

The Company leases home office space under a lease dated May 8, 2002. The lease expires on May 31, 2012. The monthly minimum rental cost is $28,207 for lease years 1-5 and $29,922 for lease years 6-10. The Company also leases branch office spaces at $9,560 per month. These leases expire yearly.

Note 3 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15C3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to new capital, both as defined, shall not exceed 1500% of net capital. At May 31, 2005, the Company had net capital of $1,205,906, which was $769,406 in excess of the required net capital of $436,500. The Company's net capital ratio was 93.

HOEFER & ARNETT, INC.
NOTES TO FINANCIAL STATEMENTS (Cont'd.)
May 31, 2005

Note 4 Income Taxes

Income taxes consist of the following:

	Current	Prepaid	Payable
State	$ 8,470	$ 791	$ 2,971
Federal	771		771
Deferred	16,492		61,009
Totals	$ 25,733	$ 791	$ 64,751

Note 5 401k Profit Sharing Plan

The Company established a profit sharing plan effective with the fiscal year ending May 31, 1989. The Company amended the plan effective June 1, 2001 to provide for salary reduction provisions in accordance with Section 401k of the Internal Revenue Code. All employees are eligible if working more than 1000 hours yearly and having two years of employment. Each individual account contains immediate vesting. Annual contributions to the plan are determined by the plan and the Board of Directors. The accrued contribution for the year ended May 31, 2005 is $130,900.

Note 6 Related Party Transactions

The Company is liable to two Stockholders in the amount of $360,000 each for Senior Subordinated Loan Agreements, with interest at 5 ½ %. The notes mature July 31, 2008. The NASD has accepted these Senior Subordination Agreements effective April 30, 1998. In addition, the Company has entered into a $3,000,000 Subordinated Revolving Credit Agreement with their clearing broker, effective April 23, 2004. It has been accepted by the NASD and has maturity date of April 23, 2007. It is not presently in use.

Note 7 Contingent Liabilities

The Company is presently not contingently liable as a defendant in any lawsuits.

HOEFER & ARNETT, INC.
COMPUTATION OF NET CAPITAL
May 31, 2005

Schedule I

1	Total Ownership Equity (o/e)	$ 1,875,272
2	Deduct o/e not allowable for net capital	
3	Total o/e qualified for net capital	$ 1,875,272
4	Add:	
	a. Allowable subordinated liabilities	$ 720,000
	b. Other deductions or credits	
	Description Amount	
5	Total cap and allowable subloans	$ 2,595,272
6	Deductions &/or charges	
	a. Total non-allowable assets	$ 1,308,257
	b. Secured demand note deficiency	
	c. Cap chrgs for spot & commodity futures	
	d.. Other deductions &/or charges	
7	Other additions &/or allowable credits	
	Description Amount	
		<1,308,257>
		$ 1,287,015
8	Net capital before haircuts	
9	Haircuts on securities:	
	a. Contractual commitments	
	b. Subordinated debt	
	c. Trading and investment sec:	
	1. Exempted securities	
	2. Debt securities	1,993
	3. Options	
	4. Other securities	$ 76,431
	d. Undue concentration	
	e. Other	
	Description Amount	
	Money Market Funds	2,685
		<81,109>
10	Net Capital	$ 1,205,906

HOEFER & ARNETT, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
May 31, 2005

Schedule II

11	Minimum net capital required (based on aggregate indebtedness) 6 2/3% x Line 19	$ 74,634
12	Minimum dollar requirement	436,500
13	Net Cap requirement (greater of Line 11 or 12)	436,500
14	Excess net capital (Line 10 – Line 13)	769,406
15	Exc net cap @ 1000% (line 10 – 10% of AI)	1,093,954

Computation of Aggregate Indebtedness

16	Total AI liab from Balance Sheet	1,119,520
17	Add: a. Drafts for immediate credit b. Mkt val of sec borrowed where no Equiv value is paid or credited c. Other unrecorded amounts	
	Description Amount	
17	Total Aggregate Indebtedness	$ 1,119,520
20	Ratio of AI/NC	93
21	Percentage of debt to debt equity	-0-

HOEFER & ARNETT, INC.
EXEMPTIONS UNDER SEC RULE 15c3-3
As of May 31, 1998 Restated
May 31, 2005

Schedule III

EXEMPTIVE PROVISIONS:

25 If an exemption from Rule 15c3-3 is claimed, mark the appropriate rule section with an "X":

A (k) (1) Limited business (mutual funds and/or variable annuities only)

B (k) (2) (i) "Special Account for Exclusive Benefit of Customers" maintained.

C (k) (2) (ii) All customer transactions cleared through another broker-dealer on a fully disclosed basis. X

Clearing Firm SEC #s	Clearing Firm Name	Product Code
8-17574	Pershing LLC	All

D (k) (3) Exempted by order of the commission

HOEFER & ARNETT, INC.
RECONCILIATION OF NET CAPITAL COMPUTATIONS
May 31, 2005

Schedule IV

	May 31, 2005
Net Capital per Broker Dealer Part II Focus Report	$ 1,205,906
Add:	
Net Capital per Audit computation	$ 1,205,906

WILLIAM WELDON SHIPP
CERTIFIED PUBLIC ACCOUNTANT

DALLAS YOUNG BUILDING
1964 MOUNTAIN BOULEVARD, SUITE 199
OAKLAND, CA 94611
(510) 339-8955

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Hoefer and Arnett, Inc.

I have examined the financial statements of Hoefer and Arnett, Inc. for the year ended May 31, 2005 and have issued my report thereon dated July 27, 2005. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent I considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Hoefer and Arnett, Inc. that I considered relevant to the objectives stated in rule 17a-5 (g) (i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11). I did not review the practices and procedures followed by the Company (I) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulations T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a(5) (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Hoefer and Arnett, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at May 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.



William Weldon Shipp

July 27, 2005